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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)



                            Richey Electronics, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                    763302106
                                 (CUSIP Number)




                                Robert E. Klatell
                            Executive Vice President
                             Arrow Electronics, Inc.
                                  25 Hub Drive
                            Melville, New York 11747
                                  516-391-1300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                             Howard S. Kelberg, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000


                               September 30, 1998
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D

CUSIP NO.:  763302106

(1)      NAME OF REPORTING PERSON:  Arrow Electronics, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 11-1806155

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               [ ]

         (b)               [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER: 976,991

         (8)      SHARED VOTING POWER: 2,196,676(1)

         (9)      SOLE DISPOSITIVE POWER: 976,991

         (10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,173,667

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.1%(2)

(14)     TYPE OF REPORTING PERSON: CO

--------

(1) Beneficial ownership of 73,832 shares of Common Stock is being reported solely as a result of certain stock options to purchase shares held by the grantors of the Proxies described in Item 4 hereof. Such stock options have not been exercised. Arrow Electronics, Inc. expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

(2) Based upon 9,146,133 shares outstanding as of September 30, 1998, as disclosed by Richey Electronics, Inc. in the Merger Agreement, plus (i) the 73,832 shares obtainable by the grantors of certain proxies upon the exercise of certain stock options held by such grantors described in Item 4 hereof where such stock options are exercised and (ii) the 976,991 shares to be issued upon conversion of the $13,800,000 principle amount of the Convertible Notes, assuming conversion of such principle amount of the Convertible Notes as described in Item 4 hereof.

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ITEM 1.  SECURITY AND ISSUER.

                  The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of Richey Electronics, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 7441 Lincoln Way, Garden Grove, California 92641.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is being filed by Arrow Electronics, Inc., a New York corporation ("Arrow"). The principal executive offices of Arrow are located at 25 Hub Drive, Melville, New York 11747. Arrow is the world's largest individual distributor of electronic components and computer products. Arrow is sometimes referred to herein as the Reporting Person.

                  Information regarding the directors, executive officers and other corporate officers of the Reporting Person is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors, executive officers and other corporate officers of the Reporting Person are citizens of the United States.

                  During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Proxies (as defined in Item 4 below) were entered into in connection with the Merger (as defined in Item 4 below). No funds were or will be paid in relation to such Proxies. Arrow has acquired a portion of the Company's outstanding 7% Convertible Notes Due 2006 (the "Convertible Notes") in the principle amount of $13,800,000. The Convertible Notes are convertible into Common Stock at a price of $14.125 per share and accordingly upon conversion of the principle amount of $13,800,000 Arrow would own directly 976,991 shares. The Convertible Notes were purchased with general working capital of Arrow for an aggregate price of $13,549,875. See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

                  On September 30, 1998, Arrow, Lear Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Arrow ("Sub") entered into an Agreement and Plan of Merger (the "Merger
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Agreement") with the Company, pursuant to which Sub will merge with and into the
Company, with the Company surviving as a wholly-owned subsidiary of Arrow (the "Merger"). The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

                  Pursuant to the Merger Agreement, each share of the Company's Common Stock outstanding immediately prior to the effective time (the "Effective Time"), other than shares of the Common Stock owned by the Company as treasury stock and shares owned by Arrow, Sub or any wholly-owned subsidiary of Arrow, which will be canceled, shall be converted into the right to receive $10.50 in cash (the "Merger Consideration").

                  Upon consummation of the Merger, all shares of Common Stock will no longer be outstanding and will automatically be canceled and returned and shall cease to exist. Each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

                  The Merger is subject to customary closing conditions, including among other things, the approval of the Merger by the requisite vote of the Company's stockholders and the receipt of all necessary government approvals. The Merger Agreement may be terminated under certain circumstances.

                  In connection with the Merger, all of the directors of the Company (Thomas W. Blumenthal, William C. Cacciatore, Edward L. Gelbach, Greg A. Rosenbaum, Norbert W. St. John and Donald I. Zimmerman), who collectively are the beneficial owners of approximately 2,196,676 shares of the Company's Common Stock (approximately 23.8%), have entered into separate Irrevocable Proxies (the "Proxies"). The Proxies granted to Arrow irrevocable proxies to vote the shares of the Company's Common Stock that the directors currently own or subsequently acquire at any meeting of the Company or otherwise on any proposal (a "Proposal") involving the merger, consolidation, sale of assets, business combination or other transaction resulting in a change of control of the Company, in such manner as an Arrow designee shall deem proper. The Proxies terminate on the earlier to occur of the Effective Time of the Merger or the date the Merger Agreement terminates in accordance with the terms thereof. The Proxies were received by Arrow on September 30, 1998. Accordingly, Arrow may be deemed to be the beneficial owner of approximately an aggregate of 2,196,676 of the Company's outstanding Common Stock pursuant to the Proxies with respect to the right to vote on a Proposal. Of such shares, 73,832 shares are deemed to be beneficially owned by such directors (and therefore by Arrow) pursuant to stock options to purchase such shares which are currently exercisable. The Proxies are attached hereto as Exhibit 2 and are incorporated herein by reference.

                  Pursuant to the Convertible Notes, Arrow may be deemed to be the beneficial owner of an aggregate of 976,991 shares (approximately 9.7%) of Common Stock, assuming conversion of such principle amount of the Convertible Notes. Arrow acquired the
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Convertible Notes for investment purposes. The Company issued $55,755,000 of the
Convertible Notes under the Indenture, dated as of February 15, 1996, between the Company and First Trust of California, National Association, as trustee (the "Indenture"). According to the terms of the Indenture, upon completion of the Merger each holder of the Convertible Notes shall have the right to require the Company to repurchase all of such holder's Convertible Notes, or any portion thereof, at a price equal to 101% of the principal amount of the Convertible Notes such holder elects to require the Company to repurchase. Arrow may, from time to time, purchase additional Convertible Notes in open market or privately negotiated transactions. In determining whether to purchase additional Convertible Notes, Arrow will consider various factors, including the price and availability of the Convertible Notes and general economic, money and stock market conditions.

                  Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As disclosed by the Company in the Merger Agreement, there are 9,146,133 shares of Common Stock outstanding as of September 30, 1998. As described in Item 4 of this Statement, the Reporting Person may be deemed to be the beneficial owner of an aggregate of approximately 2,196,676 shares of Common Stock covered by the Proxies with respect to the right to vote on any Proposal and an aggregate of 976,991 shares of Common Stock pursuant to the Convertible Notes. Accordingly, Arrow may be deemed to be the beneficial owner of an aggregate of 3,173,667 shares of Common Stock (approximately 31.1% of the outstanding shares of Common Stock after giving effect to the issuance of 73,832 shares covered by the Proxies and 976,991 shares to be issued upon conversion of the Convertible Notes, assuming conversion of the principle amount of such Convertible Notes). Because voting rights will not attach to such shares until their issuance, Arrow expressly disclaims beneficial ownership of the 73,832 shares deemed to be beneficially owned by the grantors of the Proxies pursuant to the currently exercisable stock options to purchase such shares, which shares would be covered by the Proxies if such stock options were exercised and such shares were issued pursuant thereto.

                  Except as described in the preceding paragraph, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, beneficially owns any shares of Common Stock.

                  (b) Pursuant to the Proxies, under the circumstances set forth therein, the Reporting Person would have the sole power to vote or direct the vote of 2,196,676 shares of the Company's Common Stock for or against any Proposal (assuming exercise of the stock options held by the grantors of such proxies to purchase 73,832 shares and the issuance of such shares pursuant thereto). Arrow has
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no other voting rights with respect to the shares covered by the Proxies.
Pursuant to the Convertible Notes, Arrow has sole voting and dispositive power with respect to 976,991 shares of the Company's Common Stock, into which the Convertible Notes are convertible.

                  (c) The Reporting Person acquired Convertible Notes in the principle amount of $13,800,000 through brokers in open market transactions as follows: (i) $6,000,000 on October 2, 1998 for $5,891,250, (ii) $3,000,000 on
October 5, 1998 for $2,945,625 and (iii) $4,800,000 on October 6, 1998 for
$4,713,000, for an aggregate price of $13,549,875. Except as described in paragraph (a) above, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

                  (d) The directors of the Company, who have entered into the Proxies, have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to such Proxies. Pursuant to the Proxies, such directors may not transfer their Common Stock without Arrow's prior consent. The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock, into which the Convertible Notes are convertible.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described herein, neither the Reporting Person nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1. Agreement and Plan of Merger, dated as of September 30, 1998, by and among Arrow, Sub and the Company.

                  2.       Irrevocable Proxies dated as of September 30, 1998.



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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 1998



By:    /s/ Robert E. Klatell
         Name:  Robert E. Klatell
         Title: Executive Vice President


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                                                                      SCHEDULE I



           DIRECTORS, EXECUTIVE OFFICERS AND OTHER CORPORATE OFFICERS
                             OF THE REPORTING PERSON



                  The names, present principal occupations and business addresses of the directors, executive officers and other corporate officers of the Reporting Person are set forth below. If no address is given, the individual's address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals listed below is a citizen of the United States, unless specifically stated otherwise.


                                              Present Principal
Name and Address:                             Occupation or Employment
-----------------                             ------------------------

Directors:
Stephen P. Kaufman                            Chairman and Chief Executive
                                              Officer

John C. Waddell                               Vice Chairman

Daniel W. Duval                               President and Chief Executive
c/o Robbins & Myers, Inc.                     Officer, Robbins & Myers, Inc.
1400 Kettering Tower
Dayton, OH  45423

Carlo Giersch                                 Chairman, Spoerle Electronic
c/o Spoerle Electronic
Max-Planck-Str. 1-3
63303 Dreieich
Germany
citizen of Germany

John N. Hanson                                President and Chief Operating
c/o Harnischfeger Industries, Inc.            Officer, Harnischfeger
P.O. Box 554                                  Industries, Inc.
Milwaukee, WI  53201-0554

Roger King                                    Executive Director, Orient
c/o Orient Overseas (International)           Overseas (International)
  Limited                                     Limited
33rd Floor, Harbour Centre
25 Harbor Road
Wanchai
Hong Kong

Robert E. Klatell                             Executive Vice President
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Karen Gordon Mills                            President, MMP Group, Inc.
c/o MMP Group, Inc.
925 Park Avenue
New York, NY  10028

Richard S. Rosenbloom                         Retired Professor of Business
c/o Grad. School of Business Admin.           Administration, Harvard
Harvard University                            Business School
Morgan Hall #213
Boston, MA  02163

Robert J. Throop                              Retired, former President,
3 Eucalyptus Court                            Anthem Electronics
Woodside, CA  94062

Executive Officers and
Other Corporate Officers:

Stephen P. Kaufman                            Chairman and Chief Executive
                                              Officer


Robert E. Klatell                             Executive Vice President

Frances M. Scricco                            Executive Vice President and
                                              Chief Operating Officer

Gerald Luterman                               Senior Vice President and
                                              Chief Financial Officer

Steven W. Menefee                             Senior Vice President

Betty Jane Scheihing                          Senior Vice President

Germano Fanelli                               Vice President
citizen of Italy

Harriet Green                                 Vice President
citizen of the United
Kingdom

Thomas F. Hallam                              Vice President

Michael J. Long                               Vice President

John J. Powers, III                           Vice President

Paul J. Reilly                                Vice President

Jurgen Saalwachter                            Vice President
citizen of Germany

Wesley S. Sagawa                              Vice President

Jan M. Salsgiver                              Vice President

Leon Shivamber                                Vice President

Albert G. Streber                             Vice President

John Tam                                      Vice President
citizen of Hong Kong


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                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of September 30, 1998, by and among Arrow, Sub and the Company.

2.       Irrevocable Proxies dated as of September 30, 1998.